UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

10 September, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 10 September, 2026, Guardian Metal Resources PLC issued a press release titled “Tungsten Origin Verification Collaboration.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 10 September, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Tungsten Origin Verification Collaboration dated 10 September, 2026.

10 September 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

Guardian Metal Signs Tungsten Origin Verification Collaboration Agreement with Oritain Global

The collaboration signifies a meaningful step toward a more transparent American supply chain, supporting U.S. efforts to secure domestic sourcing of critical materials.

Inaugural origin database, which will include Guardian Metal’s Tempiute and Pilot Mountain Projects, to support the development of provenance verification for tungsten for governments, industry and end consumer.

Guardian Metal Resources plc (NYSE.A: GMTL, LON: GMET, OTCQB: GMTLF), a strategic mineral exploration company focused on tungsten in Nevada, USA, is pleased to announce that it has signed a collaboration agreement (the “Agreement”) with Oritain Global Limited ("Oritain"), a global leader in forensic origin verification, to facilitate development of a database of origin fingerprints for tungsten, intended to support the development of provenance verification for tungsten for governments, industry and end consumers.

The development of this database is particularly timely: effective January 1, 2027, U.S. defense procurement restrictions under Section 854 of the FY2024 National Defense Authorization Act (NDAA), implemented through DFARS 252.225-7052, are expected to drive tighter traceability requirements across the tungsten supply chain.

These requirements were further reinforced by Executive Order (“EO”) 14415, signed on July 20, 2026, which restricts the availability of sourcing waivers for covered-country materials and directs comprehensive supply chain mapping and traceability requirements across U.S. defense procurement, making verified provenance of U.S.-origin tungsten a legal and commercial necessity.

With two tungsten projects being advanced in the United States, Guardian Metal is uniquely positioned to work with Oritain in establishing this inaugural database, which will also provide the Company with a significant strategic advantage. The database will include tungsten from Guardian Metal's co-flagship Tempiute and Pilot Mountain projects.

KEY HIGHLIGHTS

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Agreement signed with Oritain, a global leader in forensic origin verification, to develop a unique origin fingerprint for Guardian Metal's tungsten projects.

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The Agreement will focus on establishing provenance verification capabilities across domestic and international tungsten and other critical metals supply chains.

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Supports Guardian Metal's mission to establish a fully verifiable, domestically sourced U.S. tungsten supply chain, directly aligned with national critical mineral priorities.

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Particularly timely ahead of January 1, 2027, when U.S. defense procurement restrictions under Section 854 of the FY2024 NDAA are expected to drive tighter traceability across the tungsten supply chain (mine to finished product).

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Further reinforced by EO 14415, signed July 20, 2026, which tightens waivers for covered-country materials and mandates full supply chain traceability, directly increasing demand for verified provenance of U.S.-origin tungsten.

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Guardian Metal will deliver tungsten material from both Pilot Mountain and Tempiute to Oritain as initial samples to support the development of a U.S. tungsten origin database.

Alyn Franklin, CEO of Oritain, noted:

"Forensic origin verification is fast becoming a necessary ingredient for durable critical minerals supply chains. As U.S. policy increasingly demands verifiable, traceable sourcing, our partnership with Guardian Metal seeks to put scientific evidence behind that assurance. We're committed to being the source of truth in global supply chains, and we're proud to extend that commitment to the tungsten industry."

Oliver Friesen, CEO of Guardian Metal, commented:

“As the U.S. intensifies its focus on developing domestic supply chains for tungsten, a critical defense material, the ability to scientifically verify the origin of tungsten is becoming an increasingly important differentiator for Guardian Metal and our Nevada-based projects.

“This Agreement with Oritain is a meaningful step in building a fully transparent and verifiable tungsten supply chain entirely on U.S. soil and further demonstrates Guardian Metal's commitment to supporting national efforts to reshore critical mineral supply chains.”

About Oritain Global Limited

Oritain is a global leader in forensic origin verification, with a vision to be the source of truth in global supply chains. Using a proprietary methodology that combines science, data and services, as well as a global network of ISO 17025-accredited laboratories, Oritain verifies the origin of products and raw materials with forensic precision.

Trusted by Governments, retailers, brands, manufacturers and suppliers across a number of industries, Oritain helps organisations strengthen compliance, reduce supply chain risk, and provide independent evidence of provenance.

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature, and, as a result, are subject to certain risks and uncertainties, including general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal’s or any third party’s ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements are subject to risks and uncertainties, including those described in the Company’s filings with the U.S. Securities and Exchange Commission. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This announcement does not purport to be full or complete. No reliance may or should be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The information in this announcement is subject to change.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk
Edelman Smithfield Financial PR in the US	guardianmetal@edelmansmithfield.com

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defence metal independence. The Company is advancing two co-flagship tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly one of America's largest producing tungsten operations, both located in Nevada, one of the top-rated mining jurisdictions in the world.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the recently completed Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defence, energy transition, technology, and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defence metal.